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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

AUG 3 0 2018

Washington, DC

SEC FILE NUMBER
8-48630

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 AND ENDING 06/30/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Sense Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10809 Thornmint Road Second Floor
(No. and Street)

San Diego (City) California (State) 92127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abdiel Alan Valenzuela (858) 487-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Abdiel Alan Valenzuela, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Sense Securities, Inc., as of August 27, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Diego
Subscribed and sworn to (or affirmed) before me on this 27th day of August 2018 by Abdiel Alan Valenzuela

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

OFFICIAL SEAL
J. MCDONALD
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 2123043
SAN DIEGO COUNTY
MY COMM. EXP. AUG. 11, 2019

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Directors of Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.)

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) as of June 30, 2018, the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) management. My responsibility is to express an opinion on Financial Sense Securities, Inc.'s (formerly Puplava Securities, Inc.) financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Financial Sense Securities, Inc.'s (formerly Puplava Securities, Inc.) auditor since 2015.

Tarzana, California

August 27, 2018

FINANCIAL SENSE SECURITIES , INC.

(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Statement of Financial Condition

June 30, 2018

ASSETS

Cash and cash equivalents	$449,226
Securities owned, at fair market value	340,983
Commissions receivable	45,261
Deposits with clearing organization	100,000
Deferred income taxes	55,873
	$991,343

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 3,636
Accrued liabilities	233,094
Income Taxes Payable	50,736
	$287,466
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	30,000
Paid-in capital	42,793
Retained earnings	631,084
Total stockholder's equity	703,877
	$991,343

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Income Statement

Year Ended June 30, 2018

Revenues	
Commissions	$1,306,687
Fees and other revenues	26,571
Interest	17,528
Realized loss on securities owned	(6,946)
Unrealized gain on securities owned	12,527
Other income	28,492
Total revenues	1,384,859
Expenses	
Clearing and other charges	326,384
Commissions	473,483
Expense sharing	346,612
Information services	46,573
Taxes, licenses, and registrations	18,987
Outside services	3,100
Insurance	5,949
Other	58,621
Total expenses	1,279,709
Income before income taxes	105,150
Income tax expense	30,915
Net income	$ 74,235

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Statement of Changes in Stockholder's Equity

Year Ended June 30, 2018

	Common Stock		*Paid-in*	*Retained*	
	Shares	*Amount*	*Capital*	*Earnings*	*Total*
Balance, July 1, 2017	100	$30,000	$42,793	$556,849	$629,642
Net income	-	-	-	74,235	74,235
Balance, June 30, 2018	100	$30,000	$42,793	$631,084	$703,877

See notes to financial statements.

FINANCIAL SENSE SECURITIES , INC.

(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Statement of Cash Flows

Year Ended June 30, 2018

Cash flows from operating activities	
Net income	$ 74,235
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred Taxes	34,576
Realized loss on securities owned	6,947
Unrealized gain on securities owned	(12,527)
Changes in operating assets and liabilities	
Commissions receivable	2,299
Income taxes receivable	(12,923)
Accounts payable	2,559
Accrued liabilities	118,802
Income taxes payable	50,736
Net cash provided by operating activities	264,704
Cash flows from investing activities	
Proceeds from the sale of securities	180,874
Purchase of securities	(101,221)
Dividends and interest received	(19,962)
Net cash provided by investing activities	59,691
Net increase (decrease) in cash and cash equivalents	324,395
Cash and cash equivalents	
Beginning of year	124,831
End of year	$449,226
Supplemental disclosure of cash flow information	
Taxes paid	$ 9,172
Interest paid	$ 0

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The company underwent a name change in November 2017. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Commission revenue is recognized on a trade date basis. Fee income is recognized as earned.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2018. The company received $1,006,185 from its clearing firm National Financial Services for commissions for the year ended June 30, 2018.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2018 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2018.

Notes to Financial Statements

2. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Money Market Funds: Valued at quoted market prices.
- Equity Securities: Valued at quoted market prices.
- Mutual Funds: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2018:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
Money market funds	$ 232,129	$ -	$ -	$ 232,129
Equity securities	108,422	-	-	108,422
Mutual Funds	232,560			232,560
	$573,111	$ -	$ -	$573,111
Money Market (original cost)	$232,129			$232,129
Equity Securities (original cost)	$103,788			$103,788
Mutual Funds (original cost)	$241,413			$241,413

3. INCOME TAXES

The Company does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the balance sheet date using the current tax laws and rates in effect. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2014.

Income tax expense	
Federal	$21,711
State	9,204
	$30,915

At June 30, 2018, the Company had net deferred tax assets and liabilities as follows:

Effect of cash method for income taxes	$ 14,429
Unrealized investment gain	41,444
Deferred tax asset (liability), net	$ 55,873

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Financial Sense Advisors, Inc. ("FSA"). FSA is a registered investment advisor which clears certain securities transactions through the Company. FSA has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, FSA charged the Company expenses of $327,606 in fiscal 2018.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2018 was 0.5102 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2018, the Company had net capital of $563,447 which was $463,447 in excess of the amount required by the SEC. The company's minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness or $19,165, which in this case is $100,000.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

Notes to Financial Statements

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2018, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

8. CLEARING AGREEMENT AND CLEARING DEPOSIT

The Company operates as an introducing broker clearing customer trades on a fully disclosed basis through a nationally recognized clearing broker, National Financial Services, LLC. Under this basis, it forwards all customer transactions to another broker who carries all customers' accounts and maintains and preserves all books and records. In accordance with its clearing agreement, the Company was required to deposit funds in a clearing deposit account that is maintained by the clearing broker in the amount of $100,000. The funds are invested in a money market fund.

9. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2018 through August 27, 2018 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying statements nor have any subsequent events occurred, the nature of which would require disclosure.

*****

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2018

Total stockholder's equity	$703,877
Less non-allowable assets	
Deferred income taxes	55,873
Net capital before charges on security positions	648,004
Less charges on security positions	
Securities owned	55,918
Undue concentration	28,639
Net capital	$563,447
Total aggregate indebtedness	$ 287,466
Ratio of aggregate indebtedness to net capital	0.5102
Minimum net capital required	$100,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at June 30, 2018.*

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2018; and a reconciliation to that calculation is not included herein.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)
(Formerly Puplava Securities, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

June 30, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Financial Sense Securities, Inc. formerly Puplava Securities, Inc.)
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) , identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) , stated that Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.), met the identified exemption provision throughout the most recent fiscal year without exception Financial Sense Securities, Inc.'s (formerly Puplava Securities, Inc.) management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Financial Sense Securities, Inc.'s (formerly Puplava Securities, Inc.) compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 27, 2018

Assertions Regarding Exemption Provisions

I, as director of management of Financial Sense Securities, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending July 1, 2017 through June 30, 2018.

Financial Sense Securities, Inc.

By:

Alfred Alan Valenzuela, CCO
(Name and Title)

(Signature)

8/27/18
(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.)
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) (the "Company") for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Financial Sense Securities, Inc. (formerly Puplava Securities, Inc.) 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
August 27, 2018

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **6/30/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

48630 FINRA JUN
~~FINANCIAL SENSE SECURITIES INC~~
PO BOX 503147
SAN DIEGO, CA 92150-3147

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Valenzuela (858) 487-393

2. A. General Assessment (item 2e from page 2) $ 256

B. Less payment made with SIPC-6 filed (**exclude interest**) (193)

1/30/18
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 63

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 63

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 63

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial Sense Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO / FinOp
(Title)

Dated the 9 day of August, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2017
and ending 6/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 714,926
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	376,237
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	162,693
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	5,107
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	544,037
2d. SIPC Net Operating Revenues	$ 170,889
2e. General Assessment @ .0015	$ 256

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